LEGG MASON
GLOBAL ASSET MANAGEMENT

News Release

FOR IMMEDIATE RELEASE

Contact Information:

Investor Relations:	**Media:**
Alan Magleby	Mary Athridge
410-454-5246	212-805-6035
amagleby@leggmason.com	mkathridge@leggmason.com

LEGG MASON REPORTS RESULTS FOR FIRST FISCAL QUARTER 2011

-- First Quarter Net Income of $48 Million, or $0.30 per Diluted Share --

-- $1.3 Billion Closed-End Fund Raise Resulted in $0.07 per Diluted Share of Related Expenses --

-- First Quarter Adjusted Income of $96 Million, or $0.60 per Diluted Share --

-- Assets Under Management of $645 Billion --

Baltimore, Maryland – July 26, 2010 – Legg Mason, Inc. (NYSE: LM) today reported its operating results for the first fiscal quarter ended June 30, 2010. The Company reported net income[1] of $47.9 million or $0.30 per diluted share, as compared with $63.6 million, or $0.39 per diluted share, in the previous quarter. In the quarter, Legg Mason raised $1.3 billion[2] through a closed-end fund launch, the largest in the industry since 2007. Adjusted income[3], for the first quarter was $96.3 million, or $0.60 per diluted share, as compared to $111.3 million, or $0.69 per diluted share, in the fourth quarter of fiscal 2010. For the first quarter, revenues were $674.2 million, up from $671.4 million in the prior quarter. Operating expenses of $571.4 million were up 1% from $565.6 million in the fourth quarter for fiscal year 2010 and included $17.6 million in costs related to the closed-end fund launch.

Assets Under Management ("AUM") were $645.4 billion, down 6% as compared with $684.5 billion as of March 31, 2010 and down 2% from $656.9 billion as of June 30, 2009.

Legg Mason also announced today that its Board of Directors has declared a quarterly cash dividend on its common stock in the amount of $0.04 per share.

(Amounts in millions, except per share amounts)

		Quarters Ended				
	June 2010	March 2010	% Change	June 2009	% Change
Total Operating Revenues	$ 674.2	$ 671.4	0%	$ 613.1	10%
Total Operating Expenses	571.4	565.6	1%	554.8	3%
Operating Income	102.8	105.8	-3%	58.3	76%
Net Income[1]	47.9	63.6	-25%	50.1	-4%
Adjusted Income[3]	96.3	111.3	-13%	86.8	11%
Net Income Per Share - Diluted[1]	0.30	0.39	-23%	0.35	-14%
Adjusted Income Per Share[3]	0.60	0.69	-13%	0.61	-2%

(1) Net income represents net income attributable to Legg Mason, Inc.
(2) Assuming full exercise of underwriters' over allotment option
(3) Adjusted income was formerly reported as "cash income, as adjusted." Please see Supplemental Data below for non-GAAP performance measures

Batterymarch • Brandywine Global • ClearBridge Advisors • Legg Mason Capital Management • Legg Mason Global Equities Group
Permal • Private Capital Management • Royce & Associates • Western Asset Management

Comments on First Fiscal Quarter 2011 Results

Mark R. Fetting, Chairman and CEO, said, "We delivered a solid quarter in a volatile market with more work to do to fully position Legg Mason for future growth. We are pleased to announce our first quarter of equity inflows in over four years, including the largest closed-end fund capital raise in the industry since 2007. In fixed income, we are hard at work on the longer term process of turning flows to positive following sustained improved investment performance. We believe that Western Asset's improved performance is a testament to both the strength of their investment process and the enhancements they made in integrating their risk management efforts with that process. Over the short term, market volatility has led to swings in equity performance, but our affiliates are positioning well for improvement in client results. Our overall 3- and 5-year performance numbers show improvement over the past year, and we are working in partnership with our affiliates to create investment vehicles that will bring clients back into the market and help them rebuild wealth.

"We are making progress on our plans to transfer certain support functions to our affiliates and we are on track to meet our targets. Even as we streamline our business model, we continue to look at growth opportunities, and our affiliates continue to add talent, including an experienced professional to service sovereign wealth clients at Permal. We are actively evaluating the addition of investment capabilities. With regard to use of capital, we have entered into an accelerated share repurchase arrangement and remain fully committed to additional ways to drive shareholder value," concluded Mr. Fetting.

Assets Under Management Decreased to $645 Billion

AUM decreased to $645.4 billion at June 30, 2010 from $684.5 billion driven by net outflows of $23.1 billion and market declines of $16.0 billion. Long-term asset net outflows of $8.7 billion continue to trend favorably.

- Fixed income outflows were $9.4 billion and liquidity outflows were $14.4 billion for the quarter ended June 30th. Equity inflows of $0.7 billion mark the first quarter of equity inflows in over four years.

- At June 30, 2010, fixed income represented 56% of AUM, while equity represented 24% and liquidity represented 20% of AUM.

- By business division, 70% of AUM was in the Americas Division and 30% of AUM was in the International Division.

- Average AUM during the quarter was $668.3 billion compared to $681.2 billion in the fourth quarter of fiscal 2010 and $647.2 billion in the first quarter of fiscal 2009.

Comparison to the Fourth Quarter of Fiscal Year 2010

Net income was $47.9 million, or $0.30 per diluted share, as compared with $63.6 million, or $0.39 per diluted share, in the fourth quarter of fiscal year 2010.

- Revenues of $674.2 million were up from $671.4 million in the prior quarter, due to higher realization rates which more than offset a 2% decline in average AUM. Performance fees of $22.8 million were in line with the prior quarter due to fees earned at Western Asset Management, Brandywine Global and Permal.

- Operating expenses of $571.4 million increased 1% from $565.6 million in the fourth quarter of fiscal 2010 due to $17.6 million of expenses related to the launch of the closed-end fund this quarter. The current quarter's expenses also included $3.2 million in severance and other costs related to the previously announced streamlining initiative.

- Operating margin was 15.2%, as compared to 15.8% in the fourth quarter of fiscal 2010. Operating margin, as adjusted[4], was 20.9% as compared with 23.3% in the fourth quarter. The impact of the closed-end fund launch on our operating margin, as adjusted, was 2.9%.

- Adjusted income was $96.3 million, or $0.60 per diluted share, compared to adjusted income of $111.3 million, or $0.69 per diluted share, in the prior quarter.

(4) Please see Supplemental Data below for non-GAAP performance measures

Comparison to the First Quarter of Fiscal Year 2010

Net income was $47.9 million, or $0.30 per diluted share, as compared with net income of $50.1 million, or $0.35 per diluted share, in the first quarter of fiscal year 2010.

- Revenues of $674.2 million increased 10% from $613.1 million in the prior year quarter reflecting higher performance fees and a 3% increase in average AUM.

- Operating expenses of $571.4 million increased by 3% from $554.8 million in the prior year quarter. This was primarily due to costs associated with this quarter's closed-end fund launch.

- Operating margin was 15.2% as compared to 9.5% in the prior year quarter. Operating margin, as adjusted, was 20.9% as compared with 20.4% in the same period a year ago.

- Adjusted income was $96.3 million, or $0.60 per diluted share, compared to adjusted income of $86.8 million, or $0.61 per diluted share, for the first fiscal quarter 2010.

Quarterly Business Developments

Product

- Legg Mason and ClearBridge Advisors raised $1.3 billion for the ClearBridge Energy MLP Fund Inc. (CEM), assuming full exercise of the underwriters' over allotment option.

- Legg Mason International and Western Asset launched the Legg Mason Western Asset Global Credit Absolute Return Fund in the UK and Ireland.

- Legg Mason Japan received an award for "Best Sales, Client Service and Marketing Support for fiscal year 2010" from MaDo, an industry publication focused on the marketing and retail distribution of mutual funds in Japan.

- Western Asset's Global Inflation-Linked composite won the top honor in the Global Fixed Income, Inflation-Linked category by *AsianInvestor* Magazine.

Performance

At June 30, 2010:

- Of Legg Mason's long-term U.S. mutual fund assets, 46% were beating their Lipper category averages for the 1-year period; 71% for the 3-year period; 73% for the 5-year period and 78% for the 10-year period.

- Of Legg Mason's long-term U.S. mutual fund assets, 55% were rated 4 or 5 stars by Morningstar, including 92% of Royce's fund assets and 73% of Western's fund assets.

- All 9 of the Western Asset funds outperformed their benchmarks for the 1-year period; 4 out of 9 outperformed their benchmarks for the 3-year period; 3 out of 8 outperformed for the 5-year period and all 4 funds outperformed for the 10-year period.

- Ten out of 24 funds managed by Royce outperformed their benchmarks for the 1-year period; 16 out of 19 for the 3-year period; all 17 outperformed for the 5-year period and all 9 outperformed for the 10-year period.

- Five out of six funds managed by Legg Mason Capital Management outperformed their benchmarks for the 1-year period; none outperformed for the 3- and 5-year periods and 1 out of 6 outperformed for the 10-year period.

- None of the funds managed by ClearBridge Advisors outperformed in the 1-year period; 5 out of 13 funds outperformed for the 3-year period; 4 out 13 outperformed for the 5-year period and 8 out of 13 outperformed for the 10-year period.

Balance Sheet

At June 30, 2010, Legg Mason's cash position was $1.2 billion. Total debt was $1.4 billion and stockholders' equity was $5.6 billion. The ratio of total debt to total capital (total equity plus total debt) was 20%. In the quarter, the Company announced it had entered into an accelerated share repurchase arrangement. As of June 30, 2010, Legg Mason has repurchased and retired 9.7 million shares of common stock. The balance sheet amounts exclude consolidated investment vehicles.

The Board of Directors has declared a quarterly cash dividend on its common stock in the amount of $0.04 per share. The dividend is payable on October 25, 2010 to shareholders of record at the close of business on October 7, 2010.

Conference Call to Discuss Results

A conference call to discuss the Company's results, hosted by Mr. Fetting, will be held at 5:00 p.m. E.D.T. today. The call will be open to the general public. Interested participants should access the call by dialing 1-877-269-7756 (or for international calls 1-201-689-7817) at least 10 minutes prior to the scheduled start to ensure connection.

The presentation slides that will be reviewed during the conference call will be available on the Investor Relations section of the Legg Mason website (www.leggmason.com/investor relations.aspx) shortly after the release of the financial results.

A replay or transcript of the live broadcast will be available on the Legg Mason website, in the investor relations section, or by dialing 1-877-660-6853 (or for international calls 1-201-612-7415), enter account number 369 and replay ID number 353728 when prompted. Please note that the replay will be available beginning at 11:00 p.m., E.D.T. on July 26, 2010 and ending on August 9, 2010.

About Legg Mason

Legg Mason is a global asset management firm, with $645 billion in assets under management as of June 30, 2010. The Company provides active asset management in many major investment centers throughout the world. Legg Mason is headquartered in Baltimore, Maryland, and its common stock is listed on the New York Stock Exchange (symbol: LM).

This release contains forward-looking statements subject to risks, uncertainties and other factors that may cause actual results to differ materially. For a discussion of these risks and uncertainties, see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Legg Mason's Annual Report on Form 10-K for the fiscal year ended March 31, 2010.

LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands, except per share amounts)
(Unaudited)

	Quarters Ended		
	June 2010	March 2010	June 2009
Operating Revenues:			
Investment advisory fees:			
Separate accounts	$ 200,972	$ 208,104	$ 190,888
Funds	352,699	341,135	328,024
Performance fees	22,774	24,656	5,684
Distribution and service fees	96,314	96,113	86,701
Other	1,406	1,412	1,787
Total operating revenues	674,165	671,420	613,084
Operating Expenses:			
Compensation and benefits	266,074	267,270	268,812
Transition-related compensation [1]	2,713	-	-
Total compensation and benefits	268,787	267,270	268,812
Distribution and servicing	184,702	167,419	172,464
Communications and technology	39,976	42,225	40,490
Occupancy	33,675	25,469	32,584
Amortization of intangible assets	5,728	5,731	5,628
Other [1]	38,520	57,470	34,791
Total operating expenses	571,388	565,584	554,769
Operating Income	102,777	105,836	58,315
Other Non-Operating Income (Expense)			
Interest income	1,815	1,583	1,821
Interest expense	(22,801)	(25,095)	(43,390)
Fund support	-	-	17,558
Other income (expense)	(7,291)	14,986	41,311
Other non-operating income (expense) of consolidated investment vehicles	(2,393)	4,410	5,089
Total other non-operating income (expense)	(30,670)	(4,116)	22,389
Income Before Income Tax Provision	72,107	101,720	80,704
Income tax provision	27,064	36,619	28,380
Net Income	45,043	65,101	52,324
Less: Net income (loss) attributable to noncontrolling interests	(2,888)	1,494	2,270
Net Income Attributable to Legg Mason, Inc.	$ 47,931	$ 63,607	$ 50,054
Net income per share attributable to Legg Mason, Inc. common shareholders:			
Basic	$ 0.30	$ 0.40	$ 0.35
Diluted	$ 0.30	$ 0.39	$ 0.35
Weighted average number of shares outstanding:			
Basic	160,123	160,952	142,006
Diluted	160,762	161,703	143,126

[1] Costs related to streamlining our business model. Other operating expenses for June 2010 include transition-related costs of $442.

LEGG MASON, INC. AND SUBSIDIARIES
SUPPLEMENTAL DATA
RECONCILIATION OF NET INCOME ATTRIBUTABLE TO LEGG MASON, INC.
TO ADJUSTED INCOME [1]
(Amounts in thousands, except per share amounts)
(Unaudited)

	Quarters Ended					
		June 2010		March 2010		June 2009
Net Income Attributable to Legg Mason, Inc.	$	47,931	$	63,607	$	50,054
Plus (Less):						
Amortization of intangible assets		5,728		5,731		5,628
Deferred income taxes on intangible assets		33,687		33,077		35,297
Imputed interest on convertible debt		8,909		8,862		8,364
Net money market fund support gains [2]		-		-		(12,524)
Adjusted Income	$	96,255	$	111,277	$	86,819
Net Income per Diluted Share attributable to Legg Mason, Inc. common shareholders	$	0.30	$	0.39	$	0.35
Plus (Less):						
Amortization of intangible assets		0.04		0.04		0.04
Deferred income taxes on intangible assets		0.21		0.20		0.24
Imputed interest on convertible debt		0.05		0.06		0.06
Net money market fund support gains [2]		-		-		(0.08)
Adjusted Income per Diluted Share	$	0.60	$	0.69	$	0.61

[1] See explanations for Use of Supplemental Data as Non-GAAP Performance Measures.

[2] Net of income taxes.

LEGG MASON, INC. AND SUBSIDIARIES
SUPPLEMENTAL DATA
RECONCILIATION OF OPERATING MARGIN, AS ADJUSTED[1]
(Amounts in thousands)
(Unaudited)

	Quarters Ended					
		June 2010		March 2010		June 2009
Operating Revenues, GAAP basis	$	674,165	$	671,420	$	613,084
Plus (Less):						
Operating revenues eliminated upon consolidation of investment vehicles		779		528		784
Distribution and servicing expense excluding consolidated investment vehicles		(184,689)		(167,401)		(172,446)
Operating Revenues, as adjusted	$	490,255	$	504,547	$	441,422
Operating Income	$	102,777	$	105,836	$	58,315
Plus (Less):						
Gains (losses) on deferred compensation and seed investments		(4,621)		11,182		31,386
Transition-related costs[2]		3,155		-		-
Operating income and expenses of consolidated investment vehicles		1,243		758		339
Operating Income, as adjusted	$	102,554	$	117,776	$	90,040
Operating margin, GAAP basis		15.2 %		15.8 %		9.5 %
Operating margin, as adjusted		20.9		23.3		20.4

[1] See explanations for Use of Supplemental Data as Non-GAAP Performance Measures.
[2] Transition-related costs:

Compensation	$	2,713
Other		442
Total	$	3,155

LEGG MASON, INC. AND SUBSIDIARIES
(Amounts in billions)
(Unaudited)

Assets Under Management

					Quarters Ended					
		June 2010		March 2010		December 2009		September 2009		June 2009
By asset class:										
Equity	$	155.8	$	173.8	$	168.7	$	165.6	$	143.6
Fixed Income		357.9		364.3		365.8		385.7		366.6
Liquidity		131.7		146.4		147.1		151.4		146.7
Total	$	645.4	$	684.5	$	681.6	$	702.7	$	656.9
By asset class (average):										
Equity	$	167.6	$	167.4	$	164.6	$	155.7	$	138.0
Fixed Income		362.0		365.6		378.8		377.5		362.3
Liquidity		138.7		148.2		149.9		150.8		146.9
Total	$	668.3	$	681.2	$	693.3	$	684.0	$	647.2
By division:										
Americas	$	450.3	$	475.8	$	472.9	$	484.3	$	457.1
International		195.1		208.7		208.7		218.4		199.8
Total	$	645.4	$	684.5	$	681.6	$	702.7	$	656.9

Component Changes in Assets under Management

					Quarters Ended					
		June 2010		March 2010		December 2009		September 2009		June 2009
Beginning of period	$	684.5	$	681.6	$	702.7	$	656.9	$	632.4
Net client cash flows		(23.1)		(10.9)		(32.7)		(8.1)		(30.3)
Market performance and other		(16.0)		13.8		11.6		53.9		54.8
Acquisitions (Dispositions), net		-		-		-		-		-
End of period	$	645.4	$	684.5	$	681.6	$	702.7	$	656.9

BY DIVISION

Americas

Beginning of period	$	475.8	$	472.9	$	484.3	$	457.1	$	446.7
Net client cash flows		(17.6)		(10.9)		(21.4)		(11.8)		(27.0)
Market performance and other		(7.9)		13.8		10.0		39.0		37.4
Acquisitions (Dispositions), net		-		-		-		-		-
End of period	$	450.3	$	475.8	$	472.9	$	484.3	$	457.1

International

Beginning of period	$	208.7	$	208.7	$	218.4	$	199.8	$	185.7
Net client cash flows		(5.5)		-		(11.3)		3.7		(3.3)
Market performance and other		(8.1)		-		1.6		14.9		17.4
Acquisitions (Dispositions), net		-		-		-		-		-
End of period	$	195.1	$	208.7	$	208.7	$	218.4	$	199.8

LEGG MASON, INC. AND SUBSIDIARIES
RECONCILIATION OF GAAP BASIS CONSOLIDATED STATEMENT OF INCOME
TO NON-GAAP BASIS CONSOLIDATED STATEMENT OF INCOME EXCLUDING INVESTMENT VEHICLES [1]
(Amounts in thousands, except per share amounts)
(Unaudited)

	Quarter Ended June 30, 2010		
	GAAP Basis	Consolidated Investment Vehicles	Non-GAAP Basis - Excluding Investment Vehicles
Operating Revenues:			
Investment advisory fees	$ 576,445	$ 767	$ 577,212
Distribution and service fees	96,314	12	96,326
Other	1,406	-	1,406
Total operating revenues	674,165	779	674,944
Operating Expenses:			
Compensation and benefits	268,787	-	268,787
Distribution and servicing	184,702	(13)	184,689
Other	117,899	(451)	117,448
Total operating expenses	571,388	(464)	570,924
Operating Income	102,777	1,243	104,020
Other Non-Operating Income (Expense)			
Net interest income (expense)	(20,986)	-	(20,986)
Other income (expense)	(9,684)	1,699	(7,985)
Other non-operating income (expense)	(30,670)	1,699	(28,971)
Income Before Income Tax Provision	72,107	2,942	75,049
Income tax provision	27,064	-	27,064
Net Income	45,043	2,942	47,985
Less: Net income (loss) attributable to noncontrolling interests	(2,888)	2,942	54
Net Income Attributable to Legg Mason, Inc.	$ 47,931	$ -	$ 47,931
Effective Income Tax Rate	37.5%		
Effective Income Tax Rate Excluding Consolidated Investment Vehicles			36.1%

[1] See explanations for Use of Supplemental Data as Non-GAAP Performance Measures.

LEGG MASON, INC. AND SUBSIDIARIES
RECONCILIATION OF GAAP BASIS CONSOLIDATED STATEMENT OF INCOME
TO NON-GAAP BASIS CONSOLIDATED STATEMENT OF INCOME EXCLUDING INVESTMENT VEHICLES [1]
(Amounts in thousands, except per share amounts)
(Unaudited)

	Quarter Ended March 31, 2010		
	GAAP Basis	Consolidated Investment Vehicles	Non-GAAP Basis - Excluding Investment Vehicles
Operating Revenues:			
Investment advisory fees	$ 573,895	$ 515	$ 574,410
Distribution and service fees	96,113	13	96,126
Other	1,412	-	1,412
Total operating revenues	671,420	528	671,948
Operating Expenses:			
Compensation and benefits	267,270	-	267,270
Distribution and servicing	167,419	(18)	167,401
Other	130,895	(212)	130,683
Total operating expenses	565,584	(230)	565,354
Operating Income	105,836	758	106,594
Other Non-Operating Income (Expense)			
Net interest income (expense)	(23,512)	(1)	(23,513)
Other income (expense)	19,396	(2,202)	17,194
Other non-operating income (expense)	(4,116)	(2,203)	(6,319)
Income (Loss) Before Income Tax Provision	101,720	(1,445)	100,275
Income tax provision	36,619	-	36,619
Net Income (Loss)	65,101	(1,445)	63,656
Less: Net income (loss) attributable to noncontrolling interests	1,494	(1,445)	49
Net Income Attributable to Legg Mason, Inc.	$ 63,607	$ -	$ 63,607
Effective Income Tax Rate	36.0%		
Effective Income Tax Rate Excluding Consolidated Investment Vehicles			36.5%

[1] See explanations for Use of Supplemental Data as Non-GAAP Performance Measures.

LEGG MASON
GLOBAL ASSET MANAGEMENT

LEGG MASON, INC. AND SUBSIDIARIES
RECONCILIATION OF GAAP BASIS CONSOLIDATED STATEMENT OF INCOME
TO NON-GAAP BASIS CONSOLIDATED STATEMENT OF INCOME EXCLUDING INVESTMENT VEHICLES [1]
(Amounts in thousands, except per share amounts)
(Unaudited)

		Quarter Ended June 30, 2009	
	GAAP Basis	Consolidated Investment Vehicles	Non-GAAP Basis - Excluding Investment Vehicles
Operating Revenues:			
Investment advisory fees	$ 524,596	$ 784	$ 525,380
Distribution and service fees	86,701	-	86,701
Other	1,787	-	1,787
Total operating revenues	613,084	784	613,868
Operating Expenses:			
Compensation and benefits	268,812	-	268,812
Distribution and servicing	172,464	(18)	172,446
Other	113,493	463	113,956
Total operating expenses	554,769	445	555,214
Operating Income	58,315	339	58,654
Other Non-Operating Income (Expense)			
Net interest income (expense)	(41,569)	-	(41,569)
Fund support	17,558	-	17,558
Other income (expense)	46,400	(2,573)	43,827
Other non-operating income (expense)	22,389	(2,573)	19,816
Income (Loss) Before Income Tax Provision	80,704	(2,234)	78,470
Income tax provision	28,380	-	28,380
Net Income (Loss)	52,324	(2,234)	50,090
Less: Net income (loss) attributable to noncontrolling interests	2,270	(2,234)	36
Net Income Attributable to Legg Mason, Inc.	$ 50,054	$ -	$ 50,054
Effective Income Tax Rate	35.2%		
Effective Income Tax Rate Excluding Consolidated Investment Vehicles			36.2%

[1] See explanations for Use of Supplemental Data as Non-GAAP Performance Measures.

LEGG MASON GLOBAL ASSET MANAGEMENT

Use of Supplemental Data as Non-GAAP Performance Measures

As supplemental information, we are providing performance measures that are based on methodologies other than generally accepted accounting principles ("non-GAAP") for "adjusted income", "consolidated statements of income, excluding consolidated investment vehicles", and "operating margin, as adjusted" that management uses as benchmarks in evaluating and comparing the period-to-period operating performance of Legg Mason, Inc. and its subsidiaries.

Adjusted Income

Adjusted Income was formerly reported as "Cash Income, as Adjusted." We define "adjusted income" as net income (loss) attributable to Legg Mason, Inc. plus amortization and deferred taxes related to intangible assets and goodwill, and imputed interest and tax benefits on contingent convertible debt less deferred income taxes on goodwill and intangible asset impairment. We also adjust for non-core items that are not reflective of our economic performance, such as impairment charges on indefinite-life intangible assets and goodwill, including the related impact on deferred income taxes, and net money market fund support losses (gains).

We believe that adjusted income provides a good representation of our operating performance adjusted for non-cash acquisition related items and other items that facilitate comparison of our results to the results of other asset management firms that have not issued contingent convertible debt, made significant acquisitions, including any related goodwill or intangible asset impairments, or engaged in money market fund support transactions. We also believe that adjusted income is an important metric in estimating the value of an asset management business.

Adjusted income only considers adjustments for certain items that relate to operating performance and comparability, and therefore, is most readily reconcilable to Net income determined under GAAP. This measure is provided in addition to net income, but is not a substitute for net income and may not be comparable to non-GAAP performance measures, including measures of adjusted earnings or adjusted income, of other companies. Further, adjusted income is not a liquidity measure and should not be used in place of cash flow measures determined under GAAP. Legg Mason considers adjusted income to be useful to investors because it is an important metric in measuring the economic performance of asset management companies, as an indicator of value, and because it facilitates comparison of Legg Mason's operating results with the results of other asset management firms that have not engaged in significant acquisitions, issued contingent convertible debt, or engaged in money market fund support transactions.

In calculating adjusted income, we add the impact of the amortization of intangible assets from acquisitions, such as management contracts, to net income to reflect the fact that these non-cash expenses distort comparisons of Legg Mason's operating results with the results of other asset management firms that have not engaged in significant acquisitions. Deferred taxes on indefinite-life intangible assets and goodwill represent actual tax benefits that are not realized under GAAP absent an impairment charge or the disposition of the related business. Because we actually receive these tax benefits on indefinite-life intangibles and goodwill over time, we add them to net income in the calculation of adjusted income. Conversely, we subtract the income tax benefits on impairment charges that have been recognized under GAAP. We also add back imputed interest on contingent convertible debt, which is a non-cash expense, as well as the actual tax benefits on the related contingent convertible debt that are not realized under GAAP. We also add (subtract) non-core items, such as net money market fund support losses (gains) (net of losses on the sale of the underlying SIV securities, if applicable) and impairment charges to net income to reflect that these charges distort comparisons of Legg Mason's operating results to prior periods and the results of other asset management firms that have not engaged in money market fund support transactions or significant acquisitions, including any related impairments.

Should a disposition or impairment charge for indefinite-life intangibles or goodwill occur, its impact on adjusted income may distort actual changes in the operating performance or value of our firm. Also, realized losses on money market fund support transactions are reflective of changes in the operating performance and value of our firm. Accordingly, we monitor these items and their related impact, including taxes, on adjusted income to ensure that appropriate adjustments and explanations accompany such disclosures.

Although depreciation and amortization of fixed assets are non-cash expenses, we do not add these charges in calculating adjusted income because these charges are related to assets that will ultimately require replacement.

Consolidated Statements of Income, Excluding Consolidated Investment Vehicles

Effective with the April 1, 2010 adoption of the new financial accounting standard on consolidations, Legg Mason now consolidates and separately identifies certain sponsored investment vehicles, primarily comprised of a collateralized loan obligation entity.

In presenting our "Consolidated Statements of Income, Excluding Consolidated Investment Vehicles", we add back the investment advisory and distribution and servicing fees that are eliminated upon the consolidation of investment vehicles and exclude the operating expenses and the impact on non-operating income (expense) and noncontrolling interests of consolidated investment vehicles. We believe it is important to provide the Consolidated Statements of Income, Excluding Consolidated Investment Vehicles to present the underlying performance and economics of our core asset management operations, which does not include the results of the investment funds that we manage but do not own. By deconsolidating the consolidated investment vehicles from the Consolidated Statements of Income, the investment advisory and distribution fees earned by Legg Mason from consolidated investment vehicles are added back to reflect our actual revenues. Similarly the operating expenses and the impact on non-operating income (expense) and noncontrolling interests of consolidated vehicles are removed from the GAAP basis Statements of Income since this activity does not actually belong to Legg Mason. The deconsolidation of the investment vehicles does not have any impact on Net Income Attributable to Legg Mason, Inc. in any period presented. The Consolidated Statements of Income, Excluding Consolidated Investment Vehicles are presented in addition to our GAAP basis Consolidated Statements of Income, but are not substitutes for the GAAP basis Consolidated Statements of Income and may not be comparable to Consolidated Statements of Income presented on a non-GAAP basis of other companies.

Operating Margin, as Adjusted

We calculate "operating margin, as adjusted," by dividing (i) operating income, adjusted to exclude the impact on compensation expense of gains or losses on investments made to fund deferred compensation plans, the impact on compensation expense of gains or losses on seed capital investments by our affiliates under revenue sharing agreements, transition-related costs of streamlining our business model, primarily termination benefits, income (loss) of consolidated investment vehicles, and impairment charges by (ii) our operating revenues, adjusted to add back net investment advisory fees eliminated upon consolidation of investment vehicles, less distribution and servicing expenses which we use as an approximate measure of revenues that are passed through to third parties, which we refer to as "adjusted operating revenues". The compensation items, other than transition-related costs, are removed from operating income in the calculation because they are offset by an equal amount in Other non-operating income (expense), and thus have no impact on Net Income. Transition-related costs and income (loss) of consolidated investment vehicles are removed from operating income in the calculation because these items are not reflective of our core asset management operations. We use adjusted operating revenues in the calculation to show the operating margin without distribution and servicing expenses, which we use to approximate our distribution revenues that are passed through to third parties as a direct cost of selling our products, although distribution and servicing expenses may include commissions paid in connection with the launching of closed-end funds for which there is no corresponding revenue in the period. Adjusted operating revenues also include our advisory revenues we receive from consolidated investment vehicles that are eliminated in consolidation under GAAP. Legg Mason believes that operating margin, as adjusted, is a useful measure of our performance because it provides a measure of our core business activities excluding items that have no impact on net income and because it indicates what Legg Mason's operating margin would have been without the distribution revenues that are passed through to third parties as a direct cost of selling our products, transition-related costs, and the impact of the consolidation of certain investment vehicles described above. The consolidation of these investment vehicles do not have an impact to net income attributable to Legg Mason, Inc. This measure is provided in addition to the Company's operating margin calculated under GAAP, but is not a substitute for calculations of margins under GAAP and may not be comparable to non-GAAP performance measures, including measures of adjusted margins, of other companies.